UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Update on Resolution for Cancellation of Treasury Shares

On July 31, 2024, KB Financial Group Inc. (“KB Financial Group”) updated its previous disclosure made on its Form 6-K furnished on July 25, 2023 (the “Original Report”) regarding the resolution made by the board of directors of KB Financial Group to cancel certain of its treasury shares. Except as disclosed below, the key details remain the same as were previously disclosed in the Original Report:

Type and Number of Shares to be Cancelled	5,584,514 Common Shares

Estimated Amount of Shares to be Cancelled	KRW 299,999,992,500

Scheduled Date of Cancellation	August 14, 2024

Note: The “Estimated Amount of Shares to be Cancelled” above is calculated based on the book value of the shares to be cancelled as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 31, 2024	By: /s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer